UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16

OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2025

Commission File Number: 001-36298

GeoPark Limited

(Exact name of registrant as specified in its charter)

Calle 94 N° 11-30 8° piso

Bogota, Colombia

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

GEOPARK LIMITED

TABLE OF CONTENTS

ITEM

1.	Press Release dated November 24, 2025 titled “GeoPark Announces 2P Reserve Replacement of 430%”

Item 1

FOR IMMEDIATE DISTRIBUTION

GEOPARK ANNOUNCES 2P RESERVE REPLACEMENT OF 430%

2P RESERVE LIFE INDEX INCREASED 80% TO 12.7 YEARS

2P VALUE PER SHARE (NET DEBT-ADJUSTED) OF $15.8

2P FINDING, DEVELOPMENT, AND ACQUISITION COST OF $4.3 PER BOE

Bogota, Colombia – November 24, 2025 - GeoPark Limited (“GeoPark” or the “Company”) (NYSE: GPRK), a leading independent energy company with over 20 years of successful operations across Latin America, today announced its independent oil and gas reserves assessment1, certified by DeGolyer and MacNaughton Corp. (D&M) under PRMS methodology, as of December 31, 20252.

GeoPark’s 2025 reserves represent a significant step-change in the Company’s asset base and reflect the impact of disciplined execution across its organic assets, strategic acquisitions, and the ongoing portfolio optimization the Company outlined at its 2025 Investor Day.

Portfolio Optimization Driven by Vaca Muerta Acquisition and Strong Organic Execution

Total 2P reserves increased 38% year-over-year, driven primarily by the addition of 36.7 mmboe in Argentina that resulted in a 2P Reserve Replacement Ratio (RRR) of 430%. The Company’s strategic acquisition of the Loma Jarillosa Este and Puesto Silva Oeste unconventional oil blocks in Vaca Muerta, have transformed GeoPark’s reserves profile and now represents 30% of GeoPark’s total 2025 reserves. Net additions from these acquisitions, after accounting for asset divestments, contributed 31.2 mmboe to the Company’s 2P reserves. GeoPark’s certified 1P reserves totaled 69 mmboe and 2P reserves totaled 121 mmboe, the highest level since 2022. The Company reported a 1P Reserve Life Index (RLI) of 7.2 years and a 2P RLI of 12.7 years. Reserve replacement ratios for 1P, 2P, and 3P reserves were all well above 100%, underscoring GeoPark’s ability to fully replace production and continue building long-term asset value.

GeoPark assumed operational control of the Loma Jarillosa Este and Puesto Silva Oeste blocks in October 2025. The Loma Jarillosa Este Block is currently producing 1,860 boepd from six wells, and GeoPark has already implemented a strategic optimization plan to enhance productivity, including the installation of rod pumps in three wells. Supported by strong results from adjacent blocks, GeoPark submitted the Puesto Silva Oeste block for reserves certification, resulting in the reclassification of 3.4 mmboe as 2P reserves and 24.6 mmboe as 3P reserves that are expected to mature to 2P with successful development drilling. GeoPark continues to advance its transformational Vaca Muerta development plan through a new drilling program scheduled for the second half of 2026 to unlock additional production and reach the 20,000 boepd plateau production target by 2028.

Stable Reserve Base in Colombia with Targeted Additions

Excluding the effect of divestments, 2P reserves in Colombia increased by approximately 2.6 mmboe, mainly driven by technical revisions in the CPO-5 and Llanos 123 blocks. The increase reflects the inclusion of new discoveries in the Currucutú and Toritos fields, as well as enhanced recovery initiatives in the Bisbita field within the Llanos 123 Block. In the CPO-5 Block, reserves growth was supported by improved performance from the Indico field wells. The Llanos 34 Block continues to actively contribute 2P volumes to GeoPark’s Certified Reserves, supported by a diversified set of recovery optimization initiatives including waterflooding, CEOR implementation projects, infill drilling, workovers, and upsizing, anchored by solid baseline performance.

1 All reserves included in this release refer to GeoPark’s working interest before royalties paid in kind, except when specified. All figures are expressed in US Dollars. Definitions of terms are provided in the Glossary on page 4.

2 Reserves are effective as of December 31, 2025, based on data from wells drilled through September 30, 2025, and include estimated production through year-end.

Material Reserve Growth Through Disciplined Capital Allocation

GeoPark’s capital efficiency continues to stand out, with a 2025 finding, development, and acquisition (FD&A) cost of $4.3 per boe3 on a 2P basis. This figure reflects GeoPark’s disciplined approach to capital allocation and its ability to deliver high-quality, accretive barrels at competitive costs across both conventional and unconventional resource plays.

GeoPark’s acquisition in Vaca Muerta and the continued disciplined execution and strong progress the Company made in 2025 have resulted in a portfolio that is stronger, more balanced and more diversified than before, combining the high-growth potential of Vaca Muerta with the stable, mature production base of the Llanos 34 Block, and outstanding performance at the Llanos 123 Block and the Indico Field at the CPO-5 Block.

Consolidated Reserves Summary4

•	1P reserves of 69 mmboe, with a RLI of 7.2 years

•	2P reserves of 121 mmboe, with a RLI of 12.7 years

•	3P reserves of 173 mmboe, with a RLI of 18.1 years

Net Present Value and Value Per Share

•	2P NPV10 After Tax of $1.3 billion

•	Net debt-adjusted 2P NPV10 After Tax of $15.8 per share

Felipe Bayon, Chief Executive Officer of GeoPark, said: “The impressive growth of our 2025 reserves confirms the impact of the strategic decisions we’ve taken to build a more resilient, diversified, and future-ready portfolio. We are already seeing tangible results from our new Vaca Muerta assets, while continuing to maximize value from our core Colombian blocks—particularly in the Llanos Basin and the high-performing CPO-5 Block. Our ability to simultaneously add material reserves across the portfolio, keep costs low, and extend our reserve life index is a testament to our renewed strategic focus, unique operating capabilities, distinct portfolio and enduring long-term commitment to maximizing value for our shareholders.”

2024 Year-End to 2025 Year-End Reserves Evolution5

Total (mmboe)	PD	1P	2P	3P
2024 Year-End Reserves	56.9	64.0	87.6	112.3
2025 Production[5]	-10.2	-10.2	-10.2	-10.2
Divestments	-3.0	-3.8	-5.5	-11.6
Technical Revisions	10.2	11.1	16.1	15.6
Economic Factors & Other	-2.8	-3.2	-3.3	-3.7
Vaca Muerta Acquisitions	1.9	11.1	36.7	71.1
2025 Year-End Reserves	52.9	69.0	121.3	173.4
2025 Reserve Life (years) [6]	5.5	7.2	12.7	18.1

3 FD&A Cost is calculated dividing 2025 estimated capital expenditure (unaudited) plus entry ticket in Vaca Muerta and divided by reserve additions (Reserve additions in Colombia exclude the effect of the divestitures). This figure does not include future development capital (FDC).

4 The reported reserves figures exclude volumes associated with the Ecuador and Brazil assets, which are expected to be divested in 2025. Should these transactions not be completed as anticipated, the reserves figures may be subject to upward revision to reflect retained volumes in those countries.

5 2025 Production includes consolidated production through September and forecast production for October, November and December and therefore, 2025 Year-End Reserves are shown reflecting such production and forecast production.

6 Reserve Life is calculated by dividing total reserves in each category by the annualized average daily production from the latest reported quarter (3Q2025), which was 26,200 boepd. This production figure excludes volumes from divested assets in Ecuador and Brazil.

For more information on GeoPark’s reserves, including a breakdown by country, NPV per share, and FD&A cost calculations, please refer to the following link:

https://ir.geo-park.com/overview/reserves-annex-2025

For further information, please contact:

INVESTORS:
Maria Catalina Escobar Shareholder Value and Capital Markets Director	mescobar@geo-park.com
Miguel Bello Investor Relations Officer	mbello@geo-park.com
Maria Alejandra Velez Investor Relations Leader	mvelez@geo-park.com
MEDIA:
Communications Department	communications@geo-park.com

GLOSSARY

1P	Proven Reserves
2P	Proven plus Probable Reserves
3P	Proven plus Probable plus Possible Reserves
boe	Barrels of oil equivalent (6,000 cf marketable gas per bbl of oil equivalent). Marketable gas is defined as the total gas produced from the reservoir after reduction for shrinkage resulting from field separation; processing, including removal of nonhydrocarbon gas to meet pipeline specifications; and flare and other losses but not from fuel usage
boepd	Barrels of oil equivalent per day
bopd	Barrels of oil per day
Certified Reserves	Refers to GeoPark working interest reserves before royalties paid in kind, independently evaluated by the petroleum consulting firm, DeGolyer and MacNaughton Corp. (D&M)
mboed	Thousands of barrels of oil equivalent per day
mmboe	Millions of barrels of oil equivalent
NPV10 After Tax	Net Present Value after tax discounted at 10% rate
PD	Proven Developed Reserves
PRMS	Petroleum Resources Management System
RLI	Reserve Life Index
RRR	Reserve Replacement Ratio
WI	Working Interest

NOTICE

Additional information about GeoPark can be found in the Invest with Us section of the website at www.geo-park.com

The reserve estimates provided in this release are estimates only, and there is no guarantee that the estimated reserves will be recovered. Actual reserves may eventually prove to be greater than, or less than, the estimates provided herein. Statements relating to reserves are by their nature forward-looking statements.

Gas quantities estimated herein are reserves to be produced from the reservoirs, available to be delivered to the gas pipeline after field separation prior to compression. Gas reserves estimated herein include fuel gas.

Rounding amounts and percentages: Certain amounts and percentages included in this press release have been rounded for ease of presentation. Percentage figures included in this press release have not in all cases been calculated on the basis of such rounded figures, but on the basis of such amounts prior to rounding. For this reason, certain percentage amounts in this press release may vary from those obtained by performing the same calculations using the figures in the financial statements. In addition, certain other amounts that appear in this press release may not sum due to rounding.

Oil and gas production figures included in this release are stated before the effect of royalties paid in kind, consumption and losses.

All evaluations of future net revenue contained in the D&M Reports are after the deduction of cash royalties, development costs, operating expenses, production and profit taxes, fees, earn out payments, well abandonment costs, and country income taxes from the future gross revenue. It should not be assumed that the estimates of future net revenues presented in the tables represent the fair market value of the reserves. The actual production, revenues, taxes and development, and operating expenditures with respect to the reserves associated with the Company's properties may vary from the information presented herein, and such variations could be material. In addition, there is no assurance that the forecast price and cost assumptions contained in the D&M Report will be attained, and variances could be material.

CAUTIONARY STATEMENTS RELEVANT TO FORWARD-LOOKING INFORMATION

This press release contains statements that constitute forward-looking statements. Many of the forward-looking statements contained in this press release can be identified by the use of forward-looking words such as ‘‘anticipate,’’ ‘‘believe’’, ‘‘could,’’ ‘‘expect,’’ ‘‘should,’’ ‘‘plan,’’ ‘‘intend,’’ ‘‘will,’’ ‘‘estimate’’ and ‘‘potential,’’ among others.

Forward-looking statements that appear in a number of places in this press release include, but are not limited to, statements regarding the intent, belief or current expectations, regarding various matters including NPV10 After Tax, our reserves, drilling program for 2026, expected production guidance and shareholder returns. Forward-looking statements are based on management’s beliefs and assumptions, and on information currently available to the management. Such statements are subject to risks and uncertainties, and actual results may differ materially from those expressed or implied in the forward-looking statements due to various factors.

Forward-looking statements speak only as of the date they are made, and the Company does not undertake any obligation to update them in light of new information or future developments or to release publicly any revisions to these statements in order to reflect later events or circumstances or to reflect the occurrence of unanticipated events. For a discussion of the risks facing the Company which could affect whether these forward-looking statements are realized, see the Company’s filings with the U.S. Securities and Exchange Commission (SEC).

This press release contains a number of oil and gas metrics, including NPV after tax per share, reserve life index, net debt-adjusted NPV per share, etc., which do not have standardized meanings or standard methods of calculation and therefore such measures may not be comparable to similar measures used by other companies and should not be used to make comparisons. Such metrics have been included herein to provide readers with additional measures to evaluate the Company's performance; however, such measures are not reliable indicators of the future performance of the Company and future performance may not compare to the performance in previous periods.

Information about oil and gas reserves: The SEC permits oil and gas companies, in their filings with the SEC, to disclose only proven, probable and possible reserves that meet SEC definitions for such terms. GeoPark uses certain terms in this press release, such as “PRMS Reserves” that SEC guidelines do not permit GeoPark from including in filings with the SEC. As a result, the information in the Company’s SEC filings with respect to reserves will differ significantly from the information in this press release. NPV10 after tax for PRMS 1P, 2P and 3P reserves is not a substitute for the standardized measure of discounted future net cash flows for SEC proved reserves.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GeoPark Limited

By:	/s/ Jaime Caballero Uribe
	Name:	Jaime Caballero Uribe
	Title:	Chief Financial Officer

Date: November 24, 2025